

October 7, 2011

Via E-mail
James F. Barlow
Senior Vice President Finance
        And Corporate Controller
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612

Re: **Allergan, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 01, 2011
            File No. 001-10269

Dear Mr. Barlow:

We have reviewed your September 9, 2011 response to our August 12, 2011 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and development, page 80

1. Please refer to your response to comment one. We acknowledge the assertions provided in your response. We continue to believe that a breakout of historical cost information of your total research and development expenses shown in your statement of earnings would provide useful information about the amount and nature of resources spent in this area. For instance, you could disclose amounts for the following in tabular form for each year presented with narrative explanation of the nature of each category:

    - direct research and development expenses in total for your late-stage projects;
    - direct research and development expenses in total for your late-stage projects;
    - each of the following unallocated expenses;

        o   research and development administration;
        o   research and development infrastructure; and
        o   regulatory affairs costs

2. Regarding your response to our request to provide information about significant patents associated with late stage projects, please disclose as you indicate in your response that none of your late stage projects are individually material. Further, please provide some narrative disclosure around your late stage projects to indicate the general range of exclusively that can be expected and the circumstances that may affect variability within the range.

Notes to Consolidated Financial Statements
Note 2: Acquisitions and Collaborations
Collaborations, page F-15

3. Please refer to your response to comment four. It is unclear why you believe your participation in the JDC is perfunctory and not a separate deliverable. Please tell us the following:
   - If your participation in the JDC is explicitly referred to as an obligation in the agreement and if it is optional;
   - The term of the JDC;
   - If there are significant contractual penalties if you do not perform under the JDC; and
   - If the JDC was excluded from the overall arrangement would it cause the fee to vary by more than an insignificant amount.

   In addition, please provide us with a copy of the agreement.

Note 13: Legal Proceedings
Government Investigations, page F-43

4. Please refer to your response to comment five. The disclosure you refer to under Part II, item 1 states that in December 2009, the DOJ for the Northern district of Georgia served you with a Supplemental Subpoena Duces Tecum and that, on September 1, 2010, you reached a settlement. This timeline does not address the chronology we requested. Presumably relevant facts and circumstances occurred between the filing of the Form 10-K and the date you were able to make an estimate, which was the settlement date. In order to support your assertion that you were unable to reasonably estimate an amount of loss or range of loss at December 31, 2009 or June 30, 2010, please provide us with a chronology of the facts and circumstances from the time you filed your Form 10-K for the year ended December 31, 2009 to the date you determined an estimate of the loss.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3854.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant